BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

July 26, 2019

Sally Samuel

Branch Chief

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                           Pacific Life Insurance Company

Initial Registration Statements on Form N-6

Pacific Harbor VUL Flexible Premium Life Insurance Policy - File No. 333-231308

Pacific Select VUL 2 Flexible Premium Life Insurance Policy - File No. 333-231309

MVP VUL 11 Flexible Premium Life Insurance Policy - File No. 333-231310

MVP VUL 11 LTP Flexible Premium Life Insurance Policy - File No. 333-231311

Dear Ms. Samuel:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563), set forth below are responses to Staff comments dated June 28, 2019, received in connection with the above referenced Initial Registration Statements on Form N-6, filed May 9, 2019. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable.

General Comments.

1.            Staff Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response: Duly noted.

2.            Staff Comment: The staff notes that the registration statement has omitted information from several sections of the prospectus and several exhibits. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: We hereby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to the registration statements.

3.            Staff Comment: Please advise whether there are any types of guarantees or support agreements

Ms. Samuel

July 26, 2019

with third parties to support any of the Company’s guarantees under the Policy or whether the Company will be solely responsible for payment of Policy benefits.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

Benefits and Risks of Your Policy

4.            Staff Comment: In the second paragraph, please clarify and specifically state an investor can find all material state variations in Appendix A to the prospectus. Additionally, please delete the final sentence of the paragraph.

Response: We removed the last sentence and modified the paragraph as follows [new disclosure is underlined for your reference]:

“Any significant variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy (or provided by separate endorsement) and you can find a description of all material state variations in Appendix A in this prospectus.”

5.            Staff Comment: Under Lapse, please also provide a brief discussion of the applicable Grace Period.

Response: We added the following disclosure to the Lapse section:

“Before your Policy lapses, there is a Grace Period. The Grace Period gives you 61 days to pay enough additional premium to keep your Policy In Force and to prevent your Policy from lapsing. The 61 day period begins on the date we send notice that your Policy’s Accumulated Value less any Policy Debt is not enough to pay the total monthly charge.”

6.            Staff Comment: Under Investment Performance, please disclose that Segment Indexed Interest will never be negative.

Response: We modified the disclosure accordingly.

7.            Staff Comment: The disclosure under No Additional Segment Allocations to an Existing Segment is unclear. Please revise in plain English. Please also clarify whether the effect of deductions described here is applicable if a policy owner makes any deduction or withdrawal prior to Segment Maturity.

Response: We modified existing disclosure as follows:

“You may not make any additional allocations into an existing Segment of an Indexed Account once the Segment has been created. Any additional allocations to an Indexed Account will create a new Segment with its own Segment Term.”

We added the following disclosure to discuss any deductions or withdrawals prior to Segment Maturity:

Ms. Samuel

July 26, 2019

“Deductions From an Existing Indexed Account Segment

Over a Segment Term, deductions from an existing Indexed Account Segment may be taken for Monthly Deductions, withdrawals, and Policy loans. Deductions from an Indexed Account Segment are not made until any Fixed Account Value and Variable Account Value have been reduced to zero. Any deductions from the Indexed Accounts will be taken on a proportionate basis based on the Value of all Segments in the Indexed Account.”

8.            Staff Comment: The disclosure under Effects of Deductions on Indexed Interest is confusing. Please revise to explain the effect of such deductions in plain English.

Response: This section has been replaced with the following:

“Amounts deducted from the Indexed Accounts will receive a proportionate Segment Indexed Interest credit, at the end of the Segment Term, to account for the amount deducted. The interest credit is based on the average of all Segment monthly balances during the Segment Term. See INDEXED FIXED OPTIONS – Segment Value Changes for an example of how interest is credited when a deduction is made from a Segment during a Segment Term.”

Fee Tables

9.            Staff Comment: Please confirm supplementally that the fees for all incidental benefits associated with the Policy are disclosed in the fee table.

Response: We hereby confirm that all fees are disclosed in the fee table.

10.    Staff Comment: Under Benefit Distribution Rider and Conversion Rider, the Fee Table states, “There is no current or guaranteed charge on this rider.” Please revise to clarify whether the Company retains the right to impose a charge in the future. If so, please state the maximum charge. If not, please state that the guaranteed maximum is $0.

Response: We modified the disclosure by adding the following:

“There is no charge deducted – the guaranteed maximum charge is $0.”

11.    Staff Comment: Please revise footnote 3 to the Fee Tables to refer to a “representative insured” rather than a “sample Policy.”

Response: We modified the footnote to state the following:

“Charges shown for the representative insured may not be typical of the charges you will pay.”

Total Annual Fund Operating Expenses

12.    Staff Comment: The staff notes that the minimum and maximum portfolio operating expenses are the same in both examples provided (i.e., before waivers and after waivers). Please revise as appropriate.

Response: We hereby confirm that the portfolio fee percentage disclosure is correct for both before and

Ms. Samuel

July 26, 2019

after waivers.

Terms Used in this Prospectus

13.    Staff Comment: There are several instances in which different terms in the glossary have identical definitions. For example, the terms “1-Year High Par Indexed Account”, “1-Year Indexed Account”, and “1-Year No Cap Indexed Account” all have substantively the same definition. This is also true of “Fixed Account” and “Fixed LT Account.” Please provide sufficient information in each definition to allow investors or policy owners to understand the difference between the terms.

Response: We modified the definition of each indexed and fixed account to add sufficient information to understand the differences between the terms.

14.    Staff Comment: The definition of “Coverage Layer” uses the defined term itself in the definition and does not provide a reasonable explanation of the term.  Please revise.

Response: We modified the definition as follows:

“Coverage Layer – is insurance coverage on the Insured provided by this Policy or insurance coverage on the Inured under an optional Rider. Generally, increases in the Basic Face Amount under the Policy or additional life insurance coverage added by a Rider are referred to as a “Coverage Layer”.”

15.    Staff Comment: Please explain the need for the term “Cumulative Minimum Segment Guaranteed Interest Rate” as all Segment Terms are for one year.

Response: This rate represents the minimum rate (floor) that will be applied to each Segment on an annual basis.  Currently, we do not offer any Segment Terms greater than 1 year but may offer longer Segment Terms in the future – what this definition is meant to encompass.  However, we removed “cumulative” and modified the definition as follows:

“Minimum Segment Guaranteed Interest Rate – the minimum annual rate that is added to each Index Segment on a monthly basis (annual rate divided by 12).

16.    Staff Comment: In addition to the current definition, please provide a plain English, narrative definition of “Index Growth Rate” describing what it is and how it is used by the Company.

Response: We added the following disclosure to the definition:

“Index Growth Rate – a rate that represents the change in value (up or down) of an Index over a certain period. We use this rate to help determine what amount may be credited as interest to an Indexed Account.

Numerically, the Index Growth Rate is…”

Ms. Samuel

July 26, 2019

17.    Staff Comment: Please revise the definition of Segment Indexed Interest Rate in plain English.

Response: We modified the definition to include the following:

“Segment Indexed Interest Rate – this is the rate that will be applied to a Segment at the end of a certain period after adjustment for any Participation Rate, any Growth Cap limits, or reductions by any Threshold Rate. The specific calculation for each Indexed Account is described below.”

18.    Staff Comment: Please revise the first sentence of the definition of “Total Face Amount” for clarity.

Response: We modified the first sentence to remove a duplicated term made in error as follows:

“Total Face Amount – the sum of all Basic Face Amounts and the Face Amounts of any Riders providing life insurance coverage on the Insured…”

19.    Staff Comment: The term “Variable Investment Option” is defined as “a Variable Account or Variable Option.”  However, “Variable Option” is not a defined term.  Please revise and clarify.

Response: Variable Option is used as a variant of Variable Investment Option.  We modified the term as follows:

“Variable Investment Option (“Variable Option”) – a Variable Account available under this Policy that is part of the Separate Account.”

Policy Basics

20.    Staff Comment: The disclosure states that the “Pacific Select VUL 2 is a flexible premium life insurance policy that insures the life of one person . . .” (emphasis added). Please reconcile this disclosure with the disclosure relating to joint owners. Please also correct in other relevant locations throughout the prospectus.

Response: The disclosure is correct. The policy only insures the life of one person (the insured) but can have multiple policy owners.

Owners, the Insured, and Beneficiaries

21.    Staff Comment: In the event that there are joint owners of a policy, please clarify in the disclosure whether the Company requires satisfactory evidence of insurability for both owners.

Response: The disclosure is correct. There is no requirement for evidence of insurability for policy owners. An insurability determination is only made on the insured.

Your Free Look Right

22.    Staff Comment: Please explain supplementally why the Free Look policy relating to policy owners in California is different from the corresponding policy in other states that require the return of premium (i.e., the greater of premium payments received during the Free Look period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less Policy debt).

Ms. Samuel

July 26, 2019

Response: The variation in California is focused on sales to Seniors age 60 or older and is required under the California Insurance Code for policies issued on or after January 1, 2004, to Seniors. The variation is insurance code driven, and specifically dictates what is to be returned in the event a Senior purchaser invokes their free look right – in this case return of premium, not the greater of as in other states. However, we decided to modify the disclosure for California Seniors who elect to have their premium allocated to a money market, to allow for the greater of premium payments or accumulated value.

Timing of Payments, Forms and Requests

23.    Staff Comment: In the second to last paragraph of the section, please delete the cross-reference to the Policy. Instead, please ensure that all conditions are specified in the prospectus and consider providing a cross-reference to their location in the prospectus.

Response: We modified the paragraph to include applicable cross references as follows [new disclosure is underlined for your reference]:

“Death Benefit Proceeds paid are subject to the conditions and adjustments as described in this section, in the GENERAL INFORMATION ABOUT YOUR POLICY section, and the WITHDRAWALS, SURRENDERS AND LOANS section in this Prospectus.”

24.    Staff Comment: Under Benefit Distribution Rider, please specify all material state variations or provide a cross-reference to Appendix A.

Response: We added a cross reference to the state variation appendix and updated the appendix section for state variations concerning the Benefit Distribution Rider. In addition, we included additional state variations for any additional interest rate that is applied when payment of Death Benefit Proceeds are delayed more than 31 days.

Statements and Reports We Will Send You

25.    Staff Comment: In the second to last paragraph of the section, the disclosure states:

“We assume transactions are accurate unless you notify us in writing within 90 days from the date of the transaction confirmation on which the error occurred or if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period.”

Please delete or revise this disclosure. FINRA Notice to Members 06-72 specifically provides that “[t]he statement required by Rule 2340, as amended, does not impose any limitation whatsoever on a customer’s right to raise concerns regarding inaccuracies or discrepancies in his or her account at any time, either in writing or orally, and to bring these concerns to his or her brokerage and/or clearing firm. Further, although firms that issue account statements are required by this amendment to advise customers to “promptly” report their concerns to their firm(s) and reconfirm any conversations with their firms in writing, Rule 2340 does not impose any time limit during which customers may report inaccuracies in their accounts.”

Ms. Samuel

July 26, 2019

Response: We replaced the paragraph with the following:

“If you identify an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible, preferably within 90 days from the date of the confirmation or statement, to ensure proper accounting to your policy. When you write us, include your name, policy number and description of the identified error.”

Changing the Face Amount

26.    Staff Comment: Under Term Increases in Face Amount, the last sentence of the first paragraph states that future Term Increases will not require medical underwriting but may require “financial underwriting.”  Please explain the meaning of “financial underwriting.”

Response: We added the following disclosure to that paragraph:

“Financial underwriting generally includes a review of the Insureds earned income and net worth in relation to the amount of life insurance coverage requested.”

Death Benefit Options

27.    Staff Comment: Please clarify under Limits on Option C that Option C must be elected at issue, if true.

Response: We added the following bullet to that section:

“Option C must be elected at Policy issue”

Optional Riders and Benefits

28.    Staff Comment: Please ensure that the section describing each rider clearly discloses whether the rider must be elected at issue.

Response: We added disclosure to the first paragraph of each rider regarding election timing where applicable.

29.    Staff Comment: Under Investment Allocation Requirements—the Allowable Investment Options, please reorganize the first paragraph or revise to clarify up front that the investment restrictions discussed therein apply only if a policy owner selects a rider that requires such investments. Additionally, if the Flexible Duration No Lapse Guarantee Rider is the only such rider, please move the disclosure to the section describing that rider and make conforming changes to the narrative both before and after the list of Allowable Investment Options.

Response: At this time, the Flexible Duration No Lapse Guarantee Rider is the only rider that has investment allocation requirements.  We moved the disclosure to the specific rider section and made modifications to the disclosure accordingly.

30.    Staff Comment: In the paragraph following the list of Allowable Investment Options, please revise the parenthetical disclosure in the penultimate sentence to say, “(at least 90 calendar days).”

Ms. Samuel

July 26, 2019

Response:  We respectfully decline to make this change. There are circumstances, out of our control, in which an underlying fund may liquidate and not provide us the ability to provide at least 90 calendar days notice prior to such an event. Using “generally 90 calendar days” allows us some flexibility for unforeseen events.

31.    Staff Comment: Many of the riders appear to offer similar benefits, but the disclosure does not provide clear explanations as to the differences between them and how an investor can determine which rider best meets his or her needs. Consider adding a chart or some other presentation comparing the riders that offer similar benefits.

Response: Thank you for the comment, we will take that into consideration.

32.    Staff Comment: The Fee Table indicates that the Coverage Charge for the Annual Renewable Term Rider and the SVER Term Insurance Rider-Corporate is a certain amount per $1,000 of Rider Coverage Layer. However, the disclosure describing each rider states that a decrease in the Rider’s Face Amount will not decrease the Coverage charge. Please provide the basis for that, and add disclosure in a footnote to the fee table indicating this fact.

Response: We added the following disclosure in each Rider section [new disclosure is underlined for your reference]:

“A Coverage charge is assessed in order to recover the expense of issuing the coverage on the Policy. A Rider Face Amount decrease will not decrease its Coverage charge because the Rider’s Coverage is based on the at coverage issue Face Amount of the Rider.”

In addition, we added the above disclosure to the Fee Table as a footnote to the affected Riders.

33.    Staff Comment: The description of the Flexible Duration No-Lapse Guarantee Rider is extremely technical and does not provide an adequate, plain English description of how the guarantee works. Please revise. In accordance with plain English principles, please use defined terms sparingly.

Response: We revised this rider section to provide headings and other changes to provide clarity where needed.

34.    Staff Comment: The Flexible Duration No-Lapse Guarantee Rider uses the term “Excess Premium Load,” and the Excess Premium Load rate provided in the Examples (10%) exceeds the maximum premium load in the fee table (6.5%).  Please provide the guaranteed maximum of the Excess Premium Load rate in the fee table. Please also provide a clearer definition of Excess Premium Load.

Response: The maximum premium load of 6.50% as disclosed in the fee table is correct.  That is the only premium load that is deducted from premiums paid. The Excess Premium Load as described under the Flexible Duration No-Lapse Guarantee Rider is a rate that is only used when quantifying benefits provided by the rider and is not deducted from actual premiums made or from the accumulated value of the Policy.  To provide clarification, we added disclosure (in bold italics) in the rider section to make it clear that the Excess Premium Load and the No-Lapse Premium Load references are only a function of the rider and are not deducted from premiums made under the Policy.

We added the following disclosure in the definition of Excess Premium Load and No-Lapse Premium Load in Rider Terms:

Ms. Samuel

July 26, 2019

“This load is not deducted from any premium made under the Policy and is used only as a factor for determining benefits under this Rider.”

We also added the following disclosure in a subsequent bullet point that precedes the Examples where the two loads are referenced:

“Please note, the No-Lapse Premium Load and the Excess Premium Load are only used to determine the benefits provided by this Rider – they are not assessed against any premium made under the Policy or against the Policy’s Accumulated Value.”

35.    Staff Comment: The disclosure states that the Flexible Duration No-Lapse Guarantee will terminate upon any allocation into an Investment Option that is not an allowable Investment Option. Please state whether the Company will provide policy owners with notice and an opportunity to correct any non-qualifying investment prior to the termination of the Rider.

Response: We added the following disclosure (in bold) to the Investment Allocation Requirements – the Allowable Investment Options section that now appears in the Flexible Duration No-Lapse Guarantee Rider section:

“We will send you written notice in the event any transaction made by you will cause the Rider to terminate for failure to invest according to the investment allocation requirements. However, you will have at least 20 days starting from the date of our written notice, to instruct us to take appropriate corrective action to continue the Rider. If you take appropriate corrective action and continue the Rider, the Rider benefits and features available immediately before the terminating event will remain in effect.”

In addition, we modified the termination section of the Rider as follows [new disclosure is underlined for your reference]:

“The Rider will terminate on the earliest of:

•                 Allocation into any Investment Option that is not an allowable Investment Option and no corrective action was taken, after written notice was provided, to comply with the requirements to continue the Rider;

36.    Staff Comment: In the section describing the Overloan Protection 3 Rider, consider making more prominent the tax risk, as discussed in the final paragraph of that section, for example by using larger, bold, or italicized font or adding an appropriate sub-heading to highlight the risk for policy owners.

Response: We added a sub-heading titled “Possible Tax Consequences” and made the disclosure bold.

37.    Staff Comment: The description of the Short-Term No-Lapse Guarantee Rider is extremely technical and does not provide an adequate, plain English description of how the guarantee works. Please revise. In accordance with plain English principles, please use defined terms sparingly.

Response: We revised this rider section to provide a better description of how it works and to provide

Ms. Samuel

July 26, 2019

clarity where needed.

38.    Staff Comment: Disclosure describing the Annual Renewable Term Rider – Additional Insured states that one condition of payment of the proceeds is “[p]roof of the claimant’s legal interest in the proceeds.” Please provide additional explanation of this condition as well as how a claimant may satisfy it.

Response: We added the following disclosure:

“When we receive notice of a potential claim, we will provide a Claim Form to the claimant. The claimant shall submit the completed and signed Claim Form and a certified copy of the death certificate for the Additional Insured. If you do not receive a Claim Form after notifying us of an Additional Insured’s death, please contact us at (800) 347-7787 or contact your life insurance producer.”

39.    Staff Comment: Disclosure describing the Annual Renewable Term Rider – Additional Insured states that the Rider may be converted to a new policy on the life of the Additional Insured upon termination of the Policy due to death of the Primary Insured under the Policy. Please disclose what the Additional Insured must do in order to convert to a new Policy. Will the Company send notice to the Additional Insured of his or her options?

Response: We added the following disclosure:

“Once we are notified of the Primary Insured’s death, we will provide written notice regarding the additional coverage and that the Additional Insured may convert their coverage to an individual Policy without providing evidence of insurability.”

40.    Staff Comment: Disclosure describing the Benefit Distribution Rider states that policy owners who have elected certain riders “may not be eligible” to request unscheduled increases in Coverage Layers. Please clarify whether this should say “are not eligible,” or provide a cross- reference to where an investor can determine whether he or she is eligible.

Response: Thank you for bringing this to our attention. We modified the disclosure to state “are not eligible”.

41.    Staff Comment: The section describing the Premier LTC Rider states that the benefits of the rider are “subject to the limitations, exclusions and eligibility conditions defined in the Rider.” Please confirm that the limitations, exclusions, and eligibility conditions are disclosed in the prospectus and provide a cross-reference.

Response: We confirm that the limitations, exclusions, and eligibility conditions are in the prospectus.  We added a cross reference to that rider section which includes all of the applicable information.

How Premiums Work

42.    Staff Comment: The last sentence of the fourth paragraph says, “Otherwise, your Accumulated Value will be transferred to the Indexed Fixed Options on the Segment Start Date.” Please confirm whether this should say that the Accumulated Value “will not be transferred....”

Ms. Samuel

July 26, 2019

Response: Yes, the disclosure should include “not”. We modified the disclosure accordingly.

Your Policy’s Accumulated Value

43.    Staff Comment: Please explain how the Company will notify a policy owner that his or her Accumulated Value less any Policy Debt is insufficient to pay for Policy charges. Please also clarify when the Grace Period begins.

Response: We added the following disclosure to the last paragraph [underlined for your reference]:

“If your Accumulated Value less any Policy Debt is insufficient to pay for Policy charges, your Policy will enter its Grace Period. We will send you a notice telling you the amount of premium to pay to keep your Policy In Force. The 61-day Grace Period starts on the notice date. If you do not pay sufficient premium during the Grace Period to restore your Policy’s Accumulated Value, your Policy will lapse.”

Policy Charges

44.    Staff Comment: Please disclose the Policy underwriting requirements. If the Company’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay a higher cost of insurance than they would pay it the Company used different underwriting methods, please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used.  See Form N-6, Item 5(a), Instr. 2.

Response: We added the following disclosure to the Policy Charges section:

“We offer different underwriting methods such as guaranteed issue, simplified issue, or regular issue. If guaranteed issue or simplified issue is used, the cost of insurance rates are generally higher than if the Policy were issued through regular underwriting. As a result, a healthy individual who uses guaranteed or simplified issue may pay higher cost of insurance rates than if the healthy individual used regular issue for the Policy. See MORE ON POLICY CHARGES – Underwriting Methods and Nonstandard Ratings in the Statement of Additional Information for additional information on underwriting.

Variable Investment Options

45.    Staff Comment: Please add disclosure regarding how the Investment Options are chosen by the Company. Please also disclose any relevant conflicts of interest related to the Investment Options.

Response: We added the following disclosure:

“We consider various factors when determining the Fund portfolios offered under this Policy. Such fund factors include some or all of the following: Fund reputation, asset class, investment objective, investment performance, manager and sub-adviser experience, brand recognition, portfolio share class, and portfolio expenses. We may also consider whether the underlying Fund makes fee payments for distribution and/or service (12b-1 fees), if a Fund affiliate makes fee payments for certain administrative support, or if the Fund is affiliated with us. See ABOUT PACIFIC LIFE – Service Arrangements in this Prospectus and the underlying Fund prospectus for additional information.

We do not recommend or endorse any particular Fund and we do not provide investment advice.”

Ms. Samuel

July 26, 2019

46.    Staff Comment: Please include a conspicuous statement regarding how to obtain a prospectus containing more complete information for each of the Investment Options.

Response: We added the following to the last paragraph before the fund portfolio table:

“You can obtain a Fund prospectus by contacting your life insurance producer, by visiting www.PacificLife.com or by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com.”

Fixed Options

47.    Staff Comment: Please add disclosure explaining the differences between the Fixed Account and the Fixed LT Account.

Response: We added the following disclosure [new disclosure is underlined for your reference]:

“You can also choose from two Fixed Options: the Fixed Account and the Fixed LT Account. The Fixed Account earns a lower declared interest rate and has more flexible allocation rules than the Fixed LT Account. The Fixed LT Account earns a higher declared interest rate but has stricter allocation rules than the Fixed Account. See YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions for information on the allocation rules.”

Index Fixed Options

48.    Staff Comment: Please explain why the summary table includes the line “Cumulative Segment Guaranteed Interest Rate” as it appears that all Segments have a Segment Term of one year.

Response: Since we currently offer only one-year terms and to avoid any confusion, we removed the Cumulative Segment Guaranteed Interest Rate row from the summary table. For consistency, we also removed the reference to Cumulative throughout this section.

49.    Staff Comment: Please add disclosure following the summary table explaining the calculation of the average Segment monthly balance and how it applies in the case of a partial withdrawal prior to Segment Maturity.

Response: See response to Staff Comment 51 for new disclosure following the summary table.

50.    Staff Comment: The disclosure states that the Company reserves the right to “cease offering one or more of the Indexed Accounts at any time.”  Please clarify whether this will always occur at the end of a Segment Term. If not, please explain how Segment Interest is calculated for the periods prior to and after the termination of the Indexed Account. Please make similar revisions in the section discussing the discontinuation or change of an underlying index. [LID]

Response: If we cease offering a particular Indexed Account it would be effective immediately to prevent any new allocations and for any existing allocations, at the end of a Segment Term. We modified the disclosure as follows:

Ms. Samuel

July 26, 2019

“We reserve the right to add additional Indexed Accounts or to cease offering one or more of the Indexed Accounts at any time. If we cease offering an Indexed Account, we would not allow any new Segments to be created and for any existing Segments, the change would take affect at the end of a Segment Term. We will notify you of any change at your address on file with us.”

51.    Staff Comment: In the third paragraph following the summary table, please clarify whether Segment Interest is forfeited if the policy is surrendered or a partial withdrawal is made prior to Segment Maturity.

Response: We modified the disclosure by adding the following to the end of the paragraph:

“If you surrender your Policy before Segment Maturity, no interest will be paid and you will forfeit any interest we would have otherwise credited. If you take a partial withdrawal from a Segment, the withdrawal will reduce the average monthly Segment balance but any interest due will still be paid. We determine the Segment balance each month (a Segment Month) and average these amounts for determining the interest that may be applied. See the “Here is an example of how a withdrawal from the Policy affects Segment Indexed Interest” table below for a partial withdrawal and average monthly Segment balance example.”

52.    Staff Comment: For clarity and context, please move the explanations of Growth Cap, Index Threshold Rate, Participation Rate, and how a Segment works to precede the Indexed Fixed Option examples.

Response:  We moved the disclosure.

53.    Staff Comment: The disclosure relating to the Growth Cap and Index Threshold Rate states that the Company will declare any change in the Growth Cap/Index Threshold Rate at the start of a Segment Term. Please clarify when and how a policy owner will learn the relevant Growth Cap, Index Threshold Rate, or Participation Rate for a Segment. If it is not until the Segment begins, please specify what the policy owner’s options are, if any, if he or she does not find the Growth Cap, Index Threshold Rate, or Participation Rate acceptable.

Response: We modified the Growth Cap, Index Threshold Rate, and Participation Rate section paragraphs with the following:

“If you have an existing Segment, we will send you a written notice, before the end of the Segment Term, of any change to the [Growth Cap/Index Threshold Rate/Participation Rate].

54.    Staff Comment: Please provide additional explanation of how an Index Threshold Rate and a Participation Rate is used to calculate the Segment Indexed Interest credited to a Segment.

Response: We modified the disclosure to include additional information on the effects of the Index Threshold Rate and Participation Rate when calculating the amount of interest credited at the end of a term.  In addition, we included cross references to the Segment Maturity subsection where the calculation steps are outlined.

How Our Accounts Work

Ms. Samuel

July 26, 2019

55.    Staff Comment: The disclosure states that the Company can “eliminate any of our Variable Accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any Variable account. Please disclose what happens to a policy owner’s investment in a particular Variable Account if it is terminated or liquidated. Additionally, please disclose that the Company will provide any required notice or receive any required approval from policy owners or the SEC.

Response:  We removed the reference to terminating and liquidating a fund and modified the remaining sentence as follows:

“We can also cease offering any of our Variable Accounts if we believe marketing, tax, or investment conditions warrant it. If we cease offering any Variable Account, we will provide any required notice or receive any required approval from Policy Owners or the SEC, as applicable.

Statement of Additional Information

56.    Staff Comment: Please provide the Company’s financial statements in a pre-effective amendment prior to requesting acceleration of effectiveness.  Please also provide an auditor’s consent.

Response: We will provide required financial statements and consents in a pre-effective amendment prior to requesting acceleration pursuant to Rule 461 of the Securities Act of 1933.

57.    Staff Comment: Please provide new Powers of Attorney that specifically reference each filing (e.g., by the Securities Act File Number or the Policy name). See Rule 483(b).

Response: We will include updated powers of attorney in a pre-effective amendment.

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage